BERKSHIRE HATHAWAY FINANCE CORPORATION
1440 Kiewit Plaza
Omaha, Nebraska 68131
August 24, 2005
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Re: Registration Statement on Form S-4 (file no. 333-127369) filed by BERKSHIRE HATHAWAY INC. and BERKSHIRE HATHAWAY FINANCE CORPORATION (the “Registrants”)
Dear Sir or Madam:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrants hereby respectfully request that the effectiveness of the above-referenced Registration Statement be accelerated to 10:00 a.m., Eastern Time, on Friday, August 26, 2005, or as soon thereafter as possible.
     The Registrants hereby confirm that they are aware of their obligations under the Securities Act. The Registrants further acknowledge that:
     (a) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
     (b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and
     (c) the Registrants may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     It would be appreciated if the Commission’s staff would advise the Registrants’ counsel, either Mary Ann Todd (213-683-9520) or J. Martin Willhite (213-683-9282), by telephone upon the Registration Statement becoming effective or if this timing presents a problem.
Very truly yours,

Berkshire Hathaway Inc.

By:	s/ Marc D. Hamburg

Marc D. Hamburg
Vice President and Chief Financial Officer

Berkshire Hathaway Finance Corporation

By:	s/ Marc D. Hamburg

Marc D. Hamburg
President

cc:	Jeffrey Riedler
Albert Lee
Division of Corporation Finance